WMX GROUP HOLDINGS, INC.

10 Fairway Drive, Suite 302, Deerfield Beach, FL 33441

Telephone: (617) 501-6766

Via Edgar

July 3, 2013

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street N.E.

 Washington D.C. 20002

Re: WMX Group Holdings, Inc. Request to Withdraw PRER14C (RW)

SEC File Number 000-54434

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), WMX Group Holdings, Inc. (the "Registrant") hereby requests immediate withdrawal of its PRER14C (File No. 333000-54434, which was filed with the Securities and Exchange Commission (the "Commission") on June 20, 2013 along with any amendments and exhibits (the " PRER14C ").

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the PRER14C contained therein. Furthermore, there was no circulation of PRER14C in connection with the proposed transaction and the PRER14C was not declared definitive by the Commission.

The Registrants believe that withdrawal of the PRER14C is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Please note that the PRER14C was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the PRER14C will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact our attorney Scott Doney.

Cane Clark, LLP

3273 E. Warm Springs, Rd.

Las Vegas, NV 89120

Telephone (702) 312-6255,Facsimile (702) 944-7100

E- Mail sdoney@caneclark.com

Very truly yours,

By:  /s/ Thomas Guerriero

Thomas Guerriero

CEO of WMX Group Holdings, Inc.